Filed by:  New NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896


        On August 22, 2000, NiSource announced that it has appointed the key leadership to be in place in Kentucky upon completion of its $6 billion merger with Columbia Energy Group. Joe Kelly has been named executive vice president and chief operating officer of Columbia Gas of Kentucky. The text of the press release is set forth below.


                            TEXT OF PRESS RELEASE
                               AUGUST 22, 2000


   FOR ADDITIONAL INFORMATION
   Maria Hibbs         Steve Byars
   NiSource Inc.       Columbia Gas of Kentucky
   219-647-6201        859-288-0227


                  NISOURCE ANNOUNCES POST-MERGER LEADERSHIP
             KELLY TO CONTINUE TO LEAD COLUMBIA GAS OF KENTUCKY

        MERRILLVILLE, Ind. (August 22, 2000)   NiSource Inc. has
   appointed the key leadership to be in place in Kentucky upon completion of its $6 billion merger with Columbia Energy Group, which was announced Feb. 28 and is expected to close by year-end.

        Joe Kelly has been named executive vice president and chief operating officer of Columbia Gas of Kentucky.

        "Kentucky continues to play an important role in NiSource's strategy to create a super-regional gas distribution powerhouse through the Midwest and into the Northeast," said Gary L. Neale, NiSource chairman, president and chief executive officer.

        Kelly will continue to report to Robert Skaggs, who was named president and chief executive officer for Columbia Gas of Kentucky, Columbia Gas of Ohio and Bay State Gas Company. Skaggs will report to Jeffrey Yundt, president of Energy Distribution for NiSource.

        "Joe Kelly will continue to provide strong leadership to our Kentucky operations," Yundt said. "Joe's commitment to working with key stakeholders will prove invaluable during this time of change in our industry."

        Columbia Gas of Kentucky serves more than 141,000 customers in 31 Kentucky counties. The new NiSource will serve more than 3.6 million gas and electric customers primarily located in nine states. Its operations will span the high-growth energy corridor that extends from

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   the Gulf of Mexico through Chicago to New England, creating the largest natural gas distributor east of the Rockies, with wholesale and retail electric operations.

        The NiSource/Columbia merger is on target to close by the end of 2000, pending approval by the U.S. Securities and Exchange Commission. The combination was approved by the Federal Energy Regulatory Commission in July, following necessary state actions regarding the companies' distribution companies in Virginia, Pennsylvania, Maryland, Indiana, Kentucky, Massachusetts, Ohio, Maine and New Hampshire. The transaction also recently cleared the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act at the U.S. Department of Justice and the Federal Trade Commission. Shareholders of both companies approved the merger in June.

        NiSource Inc. (NYSE: NI) is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas through Chicago to Maine. More information about the company is available on the Internet at www.nisource.com.

        Columbia Energy Group (NYSE: CG), based in Herndon, Va., is one of the nation's leading energy services companies. Its operating companies engage in nearly all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as propane and petroleum product sales and electric power generation. More information about Columbia is available on the Internet at www.columbiaenergygroup.com.

        This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of federal and state regulators.

        Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territory, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any obligation to

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        publicly release any revisions to these forward-looking
        statements to reflect events or circumstances after the date of the document.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement for NiSource and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investment and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.

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